

Mail Stop 4561

November 24, 2015

Steve Wolosky
Olshan Frome Wolosky LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022

> **Re:** **Edgewater Technology, Inc.**
> **Preliminary Revised Consent Statement on Schedule 14A**
> **Filed November 23, 2015 by Lone Star Value Investors, LP et al.**
> **File No. 000-20971**

Dear Mr. Wolosky:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 20, 2015 letter

We believe Edgewater's Board and Management Team are Overcompensated, page 12

1. We note your response to prior comment 4 and the revised disclosure. Please revise further to disclose the time periods for each CAGR provided.

2. Please revise your disclosure to characterize the statement that "Edgewater has displayed volatile and inconsistent financial performance since 2009" as your opinion or belief.

Form of Consent Card

3. As previously requested, please provide "against" boxes instead of "withhold consent" boxes. See Rule 14a-4(b) and Instruction 2 thereto.

Please contact Ji Shin, Attorney-Advisor, at (202) 551-3579, Tiffany Posil, Special Counsel in the Office of Mergers and Acquisitions, at (202) 551-3589, or me at (202) 551-3457 if you have any questions regarding our comments.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel
Office of Information Technologies
and Services